# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
### Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)    February 8, 2007

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

| Wisconsin | 1-9894 | 39-1380265 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 4902 North Biltmore Lane, Madison, Wisconsin | 53718 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code    (608) 458-3311

---

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02      Results of Operations and Financial Condition.**

On February 8, 2007, Alliant Energy Corporation (the "Company") issued a press release announcing its earnings for the fourth quarter and year ended December 31, 2006, an agreement to sells its Laguna del Mar property located in Mexico, an increase of its share repurchase program, its earnings guidance for 2007 and its projected 2007 and 2008 capital expenditures. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein. Alliant Energy has included the following non-GAAP (accounting principles generally accepted in the United States of America) financial information in its press release: 1) fourth quarter 2006 and year ended 2006 earnings from continuing operations excluding a gain on the sale of Alliant Energy New Zealand Ltd. stock, 2) fourth quarter 2005 and year ended 2006 and 2005 earnings from continuing operations excluding debt repayment premiums, and 3) fourth quarter 2005 and year ended 2005 earnings from continuing operations excluding Brazil non-cash asset valuation charges. Alliant Energy has reported this non-GAAP financial information as an alternate measure to enable investors to better understand the operating performance of Alliant Energy.

**Item 8.01      Other Events.**

On February 8, 2007, Alliant Energy issued a press release announcing that its Board of Directors approved a plan to increase the previously announced share repurchase program by an additional $200 million to $400 million. The Company currently plans to complete the repurchases in 2007 and expects to fund them primarily by available cash and anticipated proceeds from the sale of the Laguna del Mar property. A copy of such press release is attached as Exhibit 99.1 and the section captioned "Share Repurchase Program Update" is incorporated by reference herein.

**Item 9.01      Financial Statements and Exhibits.**

(a)      Not applicable.

(b)      Not applicable.

(c)      Not applicable.

(d)      Exhibits. The following exhibits are being furnished herewith:

(99.1)  Alliant Energy Corporation press release dated February 8, 2007, however, the section of Exhibit 99.1 captioned "Share Repurchase Program Update" is being filed herewith.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date:  February 8, 2007

By:  /s/ Thomas L. Hanson
Thomas L. Hanson
Vice President-Controller and
Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated February 8, 2007

Exhibit Number

(99.1)        Alliant Energy Corporation press release dated February 8, 2007.

Exhibit 99.1



ALLIANT ENERGY

**Alliant Energy**
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

# *News Release*

**FOR IMMEDIATE RELEASE** Media Contact: Scott Smith (608) 458-3924
Investor Relations: Becky Johnson (608) 458-3267

## ALLIANT ENERGY ANNOUNCES FOURTH QUARTER AND YEAR-END 2006 RESULTS

Alliant Energy also announces an agreement to sell Laguna del Mar property located in Mexico and increase of share repurchase program

MADISON, Wis. – Feb. 8, 2007 – Alliant Energy Corp. (NYSE: LNT) today reported income and earnings per share (EPS) from continuing operations for 2006 of $338.3 million and $2.89, respectively, compared to $56.4 million and $0.48 in 2005. The income from continuing operations in 2006 includes an after-tax gain of $150.1 million from the sale of Alliant Energy New Zealand Ltd. stock. Alliant Energy's net income (loss) and EPS for 2006 were $315.7 million and $2.69, respectively, compared to ($7.7) million and ($0.07) in 2005.

"Our core utility business produced solid results in 2006. More importantly, we believe we are well-positioned to undertake the substantial infrastructure investment program required to continue to provide our customers with safe, reliable and environmentally-sound utility service. We took a big step yesterday by filing our application in Wisconsin to build a 300 megawatt coal plant in Cassville, Wisconsin," said William D. Harvey, Alliant Energy's Chairman, President and CEO.

"Additionally, after the expected closing of the sale of our Laguna del Mar property announced today, we will have fully divested all international investments of the Company. The solid performance of our core businesses, coupled with the successful completion of our asset divestitures, has enabled us to both increase our dividend by over 10% in January 2007 and announce an increase in our share repurchase effort from $200 million to $400 million."

### Fourth Quarter Results

The fourth quarter net income (loss) and EPS for 2006 were $193.1 million and $1.66, respectively, compared to ($63.9) million and ($0.55) in 2005. A summary of Alliant Energy's fourth quarter earnings is as follows (net income in millions):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| Earnings (loss) from continuing operations: | Net Income | EPS | Net Income | EPS |
| Utility | $66.1 | $0.57 | $62.1 | $0.53 |
| Non-regulated (excl. New Zealand gain, debt charges and Brazil charges) * | (26.9) | (0.23) | 5.9 | 0.05 |
| Parent (taxes, interest and A&G) | 2.0 | 0.02 | (0.7) | (0.01) |
| **Total excl. New Zealand gain, debt charges and Brazil charges** | **41.2** | **0.36** | **67.3** | **0.57** |
| Gain on sale of Alliant Energy New Zealand Ltd. stock * | 150.1 | 1.29 | - | - |
| Non-regulated charges related to debt reductions * | - | - | (5.7) | (0.05) |
| Non-regulated (Brazil) asset valuation charges * | - | - | (122.8) | (1.05) |
| **Total earnings (loss) from continuing operations *** | **191.3** | **1.65** | **(61.2)** | **(0.53)** |
| **Income (loss) from discontinued operations **** | **1.8** | **0.01** | **(2.7)** | **(0.02)** |
| **Net income (loss)** | **$193.1** | **$1.66** | **($63.9)** | **($0.55)** |

* The total income (loss) from continuing operations for the non-regulated businesses in the fourth quarter of 2006 and 2005 was $123.2 million and ($122.6) million, or $1.06 and ($1.05) per share, respectively.
** Alliant Energy has classified its non-regulated China, Mexico, oil and gas gathering pipeline systems and energy services businesses as well as its biomass facility as discontinued operations for all periods presented. The energy services business, biomass facility, oil gathering pipeline system and Alliant Energy's interest in three of ten China generating facilities were sold in 2005. Alliant Energy sold its interest in seven remaining generating facilities in China and gas gathering pipeline systems in 2006.

Fourth quarter earnings from Alliant Energy's utility business were higher due to a lower effective tax rate and improved gas margins, partially offset by higher incentive-related compensation expenses. The lower results from continuing operations for Alliant Energy's non-regulated businesses, excluding the New Zealand gain, charges related to debt reductions and Brazil charges, were largely due to three items: $0.11 per share of foreign currency transaction losses in 2006 associated with Alliant Energy's New Zealand investments, which have been sold; $0.08 per share loss related to the sale of steam turbine equipment; and tax adjustments. The comparison was also impacted by income realized in 2005 related to earnings from Alliant Energy's Brazil and Synfuel investments ($0.04 per share), which have since been sold.

Additional details regarding Alliant Energy's fourth quarter EPS from continuing operations for 2006 and 2005 are as follows:

| | 2006 | 2005 | Variance |
|---|---|---|---|
| Utility operations: | | | |
| Electric margins - | | | |
| Nuclear capacity | | | ($0.16) |
| Net impact of weather and weather hedges | | | (0.01) |
| Gas margins (primarily due to increase in weather-normalized retail sales) | | | 0.05 |
| Operating expenses - | | | |
| Nuclear | | | 0.13 |
| Incentive-related compensation | | | (0.06) |
| Kewaunee-related regulatory asset reserve in Q4 2005 | | | 0.04 |
| Impact of IP&L depreciation study implemented Jan. 1, 2006 | | | 0.03 |
| Other (primarily lower fossil-fuel generation-related expenses) | | | 0.04 |
| Impacts of federal income tax audit in Q4 2005 | | | (0.08) |
| Other (primarily lower effective tax rate) | | | 0.06 |
| **Total utility operations** | **$0.57** | **$0.53** | **0.04** |
| | | | |
| Non-reg. operations (excl. New Zealand gain, debt charges and Brazil charges): | | | |
| International - | | | |
| New Zealand (excluding gain; sold in Q4 2006) | (0.09) | 0.02 | (0.11) |
| Brazil (excluding asset valuation charges; sold in Q1 2006) | - | 0.02 | (0.02) |
| Interest expense allocation/other | (0.02) | 0.01 | (0.03) |
| Loss on sale of steam turbine equipment (sold in Q4 2006) | (0.08) | - | (0.08) |
| Synfuel (sold in Q4 2005) | - | 0.02 | (0.02) |
| Non-regulated Generation | 0.02 | 0.01 | 0.01 |
| Transportation, RMT, WindConnect™ and other investments | 0.03 | 0.02 | 0.01 |
| Other (primarily taxes; excl. debt charges) | (0.09) | (0.05) | (0.04) |
| **Total non-reg. operations (excl. NZ gain, debt charges and Brazil charges)** | **(0.23)** | **0.05** | **(0.28)** |
| | | | |
| **Parent company (taxes, interest and A&G)** | **0.02** | **(0.01)** | **0.03** |
| | | | |
| **Total excluding New Zealand gain, debt charges and Brazil charges** | **0.36** | **0.57** | **(0.21)** |
| | | | |
| Gain on sale of Alliant Energy New Zealand Ltd. stock | 1.29 | - | 1.29 |
| | | | |
| Charges related to non-regulated debt reductions | - | (0.05) | 0.05 |
| | | | |
| Brazil asset valuation charges | - | (1.05) | 1.05 |
| | | | |
| **Earnings (loss) per share from continuing operations** | **$1.65** | **($0.53)** | **$2.18** |

# Full Year Results

## A summary of Alliant Energy's 2006 and 2005 earnings is as follows (net income in millions):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| Earnings (loss) from continuing operations: | Net Income | EPS | Net Income | EPS |
| Utility | $259.0 | $2.21 | $251.7 | $2.15 |
| Non-regulated (excl. New Zealand gain, debt charges and Brazil charges) * | (24.3) | (0.21) | 38.3 | 0.33 |
| Parent (taxes, interest and A&G) | 10.3 | 0.09 | 2.4 | 0.02 |
| **Total excl. New Zealand gain, debt charges and Brazil charges** | **245.0** | **2.09** | **292.4** | **2.50** |
| Gain on sale of Alliant Energy New Zealand Ltd. stock * | 150.1 | 1.28 | - | - |
| Non-regulated charges related to debt reductions * | (56.8) | (0.48) | (33.6) | (0.29) |
| Non-regulated (Brazil) asset valuation charges * | - | - | (202.4) | (1.73) |
| **Total earnings from continuing operations *** | **338.3** | **2.89** | **56.4** | **0.48** |
| **Loss from discontinued operations **** | **(22.6)** | **(0.20)** | **(64.1)** | **(0.55)** |
| **Net income (loss)** | **$315.7** | **$2.69** | **($7.7)** | **($0.07)** |

\* The total income (loss) from continuing operations for the non-regulated businesses in 2006 and 2005 was $69.0 million and ($197.7) million, or $0.59 and ($1.69) per share, respectively.

\*\* Alliant Energy has classified its non-regulated China, Mexico, oil and gas gathering pipeline systems and energy services businesses as well as its biomass facility as discontinued operations for all periods presented. The energy services business, biomass facility, oil gathering pipeline system and Alliant Energy's interest in three of ten China generating facilities were sold in 2005. Alliant Energy sold its interest in seven remaining generating facilities in China and gas gathering pipeline systems in 2006.

## Additional details regarding Alliant Energy's EPS from continuing operations for 2006 and 2005 are as follows:

| | 2006 | 2005 | Variance |
|---|---|---|---|
| Utility operations: | | | |
| Electric margins - | | | |
| Nuclear capacity | | | ($0.81) |
| Under-recovery of WP&L retail fuel-related costs in 2005 | | | 0.21 |
| Net impact of weather and weather hedges | | | (0.08) |
| Other (primarily due to increase in weather-normalized retail sales) | | | 0.04 |
| Gas margins - | | | |
| Net impact of weather and weather hedges | | | 0.02 |
| Other (primarily due to impacts of rate increases implemented in 2005 and increase in weather-normalized retail sales) | | | 0.09 |
| Operating expenses - | | | |
| Nuclear | | | 0.61 |
| Incentive-related compensation | | | (0.12) |
| Impact of IP&L depreciation study implemented Jan. 1, 2006 | | | 0.11 |
| Kewaunee-related regulatory asset reserve in 2005 | | | 0.04 |
| Other | | | (0.02) |
| Interest expense (primarily Sheboygan lease and interest on reg. liabilities) | | | (0.06) |
| Impacts of federal income tax audit in 2005 | | | (0.08) |
| Income tax benefits associated with Duane Arnold Energy Center sale in 2006 | | | 0.06 |
| Other (primarily lower effective tax rate) | | | 0.05 |
| **Total utility operations** | **$2.21** | **$2.15** | **0.06** |
| Non-reg. operations (excl. New Zealand gain, debt charges and Brazil charges): | | | |
| International - | | | |
| New Zealand (excluding gain; sold in Q4 2006) | (0.06) | 0.07 | (0.13) |
| Brazil (excluding asset valuation charges; sold in Q1 2006) | (0.02) | 0.03 | (0.05) |
| Interest expense allocation/other | (0.07) | 0.02 | (0.09) |
| Reversal of capital loss deferred tax asset valuation allowances | - | 0.11 | (0.11) |
| Loss on sale of steam turbine equipment (sold in Q4 2006) | (0.08) | - | (0.08) |
| Synfuel (sold in Q4 2005) | - | 0.05 | (0.05) |
| Non-regulated Generation | 0.05 | - | 0.05 |
| Transportation, RMT, WindConnect™ and other investments | 0.13 | 0.10 | 0.03 |
| Other (primarily taxes; excl. debt charges) | (0.16) | (0.05) | (0.11) |
| **Total non-reg. operations (excl. NZ gain, debt charges and Brazil charges)** | **(0.21)** | **0.33** | **(0.54)** |
| **Parent company (taxes, interest and A&G)** | **0.09** | **0.02** | **0.07** |
| **Total excluding New Zealand gain, debt charges and Brazil charges** | **2.09** | **2.50** | **(0.41)** |
| Gain on sale of Alliant Energy New Zealand Ltd. stock | 1.28 | -- | 1.28 |
| Charges related to non-regulated debt reductions | (0.48) | (0.29) | (0.19) |
| Brazil asset valuation charges | - | (1.73) | 1.73 |
| **Earnings per share from continuing operations** | **$2.89** | **$0.48** | **$2.41** |

## Continuing Operations - Utility Operations

Increased utility earnings for 2006 were primarily due to improved recovery of retail fuel-related costs at Wisconsin Power and Light Company (WP&L) in 2006 compared to 2005. WP&L estimates the under-recovered portion of retail fuel and purchased power energy costs in 2005 was approximately $0.21 per share. The 2006 electric margins also reflected a one percent increase in weather-normalized retail sales compared to 2005. These increases in electric margins were offset by the impacts of nuclear-related variances and net impacts of weather and weather hedging activities. In addition, 2006 utility earnings were also higher due to improved gas margins, resulting from the full year effect of rate increases and a two percent increase in weather-normalized retail sales.

Alliant Energy estimates the net impacts of weather and weather hedging activities on electric margins in 2006 and 2005 were ($0.07) and $0.01 per share, respectively. Alliant Energy utilizes weather hedges to reduce a portion of the potential volatility on its margins.

Alliant Energy sold its interests in its two nuclear facilities in July 2005 and January 2006. Prior to the sale of these assets, the operating expenses related to the facilities consisted primarily of other operation and maintenance and depreciation and amortization expenses. These expenses are included in "Operating expenses" in the above table. Upon the sale of the facilities, Alliant Energy entered into purchased power agreements with the new owners of the facilities and its share of the costs associated with these facilities is now recorded as purchased power expense included in "Electric margins" in the above table. As a result, there are large nuclear-related variances between the periods for these line items. These are somewhat offsetting in nature and also do not capture other benefits from the sales including, among others, the impact of the application of the sales proceeds.

Excluding the nuclear-related variance in other operating expenses discussed above, operating expenses were slightly lower in 2006 compared to 2005. The impacts of the implementation of new depreciation rates at Interstate Power and Light Company (IP&L) effective January 1, 2006 and the Kewaunee-related regulatory asset reserve in 2005 were substantially offset by higher incentive-related compensation expenses.

## Continuing Operations - Non-regulated Operations

Alliant Energy's 2006 non-regulated EPS from continuing operations included a gain of $1.28 per share related to the previously announced sale of its interest in Alliant Energy New Zealand Ltd., which was completed in the fourth quarter of 2006. Alliant Energy's 2005 non-regulated EPS from continuing operations included non-cash asset valuation charges of $1.73 per share related to the Company's Brazil investments, which Alliant Energy sold in the first quarter of 2006. The 2006 and 2005 EPS from continuing operations also included charges related to debt reductions within Alliant Energy's non-regulated businesses of $0.48 and $0.29 per share, respectively.

The decrease in earnings from Alliant Energy's New Zealand investments, excluding the gain, was due to the impact of changes in foreign currency exchange rates. The 2006 and 2005 results included foreign currency transaction (losses)/gains of ($0.11) and $0.02 per share, respectively.

The decrease in earnings from Alliant Energy's non-regulated business in 2006 also resulted from approximately $0.11 per share of income in 2005 related to adjustments of deferred income tax valuation allowances resulting from changes in Alliant Energy's anticipated ability to utilize capital losses prior to their expiration.

In addition, Alliant Energy realized a loss of $0.08 per share from the sale of steam turbine equipment in the fourth quarter of 2006.

The improved results from Alliant Energy's Non-regulated generation business were largely due to placing the Sheboygan Falls Energy Facility in-service in June 2005.

## Asset Divestiture Update

Alliant Energy announced today that it has signed a definitive agreement to sell all of its interest in the Laguna del Mar property located in Mexico to an undisclosed buyer. Pending satisfaction of the closing conditions, the transaction is expected to be concluded at the end of the first quarter of 2007 and no additional impairment charges are anticipated as a result of this sale.

Alliant Energy completed the sale of its investments in New Zealand in the fourth quarter of 2006. Pursuant to the applicable accounting rules, the results from Alliant Energy's New Zealand investments are reported in Alliant Energy's earnings from continuing operations.

In February 2007, the Company completed the sale of its electric distribution and natural gas properties in Illinois for net proceeds of approximately $51 million.

Last month, IP&L announced that it signed a definitive agreement to sell its electric transmission assets located in Iowa, Minnesota and Illinois to a subsidiary of ITC Holdings Corp. (ITC) for approximately $750 million in cash. The purchase price is subject to various adjustments at closing, including an adjustment based upon the value of the rate base delivered to ITC at closing. Pending all appropriate state and federal regulatory approvals and satisfaction of other closings conditions, the transaction is expected to be concluded late in the fourth quarter of 2007.

## Share Repurchase Program Update

Alliant Energy previously announced its intent to repurchase up to $200 million of its common stock by the end of 2007. Alliant Energy repurchased 2.9 million shares of the Company's common stock for $105 million in 2006. The share repurchases were funded from available cash balances.

Alliant Energy has increased the previously announced share repurchase program by an additional $200 million to $400 million. The Company currently plans to complete the remaining $295 million of repurchases in 2007 and expects to fund them primarily by available cash and anticipated proceeds from the sale of the Laguna del Mar property.

## 2007 Earnings Guidance

Alliant Energy is updating its previously announced 2007 earnings guidance to reflect the impacts of the increased share repurchase program:

|  | Current | Prior |
|---|---|---|
| Utility business | $2.22-2.42 | $2.17-2.37 |
| Non-regulated businesses | 0.11-0.15 | 0.10-0.14 |
| Parent company | 0.06-0.08 | 0.08-0.10 |
| **Alliant Energy** | **$2.42-2.62** | **$2.38-2.58** |

The guidance does not include any potential asset valuation charges that Alliant Energy may incur in 2007, the impact of certain non-cash mark-to-market adjustments, the impact of any cumulative effects of changes in accounting principles or any gains/losses that may be realized from possible sales of certain Alliant Energy assets that would be reported in earnings from continuing operations. The guidance includes Alliant Energy's assumptions for the impact of its updated share repurchase program on its 2007 results. Finally, the guidance also assumes that no businesses will be re-classified to or from "discontinued operations" in 2007.

Drivers for Alliant Energy's earnings from continuing operations estimates include, but are not limited to:

- Normal weather conditions in its utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies

- Ability of its utility subsidiaries to recover their operating costs and deferred expenditures, and to earn a reasonable rate of return in current and future rate proceedings, as well as their ability to recover purchased power, fuel and fuel-related costs through rates in a timely manner
- No additional material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments
- Other stable business conditions

## Projected Capital Expenditures

Alliant Energy's anticipated capital expenditures for 2007 announced in December 2006 and anticipated capital expenditures for 2008 are as follows (in millions):

| | 2007 | 2008 |
|---|---|---|
| Utility business: | | |
|    Transmission and distribution (electric and gas)* | $265 | $240 |
|    Generation – new facilities | 60 | 450 |
|    Generation – existing facilities | 70 | 85 |
|    Environmental | 60 | 160 |
|    Other miscellaneous utility property | 70 | 115 |
|    Investment in American Transmission Company LLC | - | 25 |
| Non-regulated businesses | 10 | 10 |
| **Alliant Energy** | **$535** | **$1,085** |

*2007 transmission and distribution expenditures of $265 million include $55 million specifically related to IP&L's electric transmission assets. Reflecting the planned sale of IP&L's electric transmission assets at the end of 2007, there are no transmission expenditures forecasted for 2008.

## Earnings Conference Call

A conference call to review the 2006 results and other issues is scheduled for Thursday, February 8th at 9:00 a.m. central time. Alliant Energy Chairman, President and Chief Executive Officer William D. Harvey and Senior Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 877-668-4404 (no pass code is needed) or by listening to a webcast at www.alliantenergy.com/investors. In conjunction with information in this earnings announcement, Alliant Energy posted on its Web site supplemental information regarding the hypothetical impact of IP&L's transmission asset sale and a reconciliation of GAAP to adjusted earnings from continuing operations. A replay of the call will be available through February 15, 2007, at 800-642-1687 (domestic) or 706-645-9291 (international). Callers should reference conference ID #5578820. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for at least twelve months.

---

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IP&L) and Wisconsin Power and Light Company (WP&L) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 420,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expects" or "estimates" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others: federal and state regulatory or governmental actions, including the impact of energy-related legislation in Congress, federal tax legislation and regulatory agency orders; the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and deferred expenditures, the earning of reasonable rates of return and the payment of expected levels of dividends; current or future litigation, regulatory investigations, proceedings or inquiries; economic and political conditions in Alliant Energy's service territories; issues related to the availability of Alliant Energy's generating facilities and the supply of fuel and purchased electricity and price thereof, including the ability to recover purchased power, fuel and fuel-related costs through rates in a timely manner; the impact higher fuel and fuel-related prices and other economic conditions may have on customer demand for utility services, customers' ability to pay utility bills and Alliant Energy's ability to collect unpaid utility bills; financial impacts of Alliant Energy's hedging strategies; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; unanticipated issues related to the Calpine Corporation bankruptcy that could adversely impact Alliant Energy's purchased power agreements; issues related to electric transmission, including operating in the Midwest Independent System Operator (MISO) energy market, the impact of potential future billing adjustments from MISO, recovery of costs incurred, and legislative and regulatory issues affecting such transmission; the direct or indirect effects resulting from terrorist incidents or responses to such incidents; unplanned outages at Alliant Energy's generating facilities and risks related to recovery of incremental costs through rates; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; developments that adversely impact Alliant Energy's ability to implement its strategic plan, including Alliant Energy's ability to complete its proposed or potential divestitures of various businesses and investments, including IP&L's electric transmission assets and Alliant Energy's investment in Mexico, on a timely basis, for anticipated proceeds and with the requested regulatory treatment of any gains resulting from the sale of IP&L's electric transmission assets; the impact of necessary accruals or adjustments for the terms of Alliant Energy's short- and long-term incentive compensation plans; the incurrence of any material post-closing adjustments related to any of Alliant Energy's past asset divestitures; continued access to the capital markets; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; access to technological developments; the effect of accounting pronouncements issued periodically by standard-setting bodies; the ability to utilize any tax capital losses generated to-date, and those that may be generated in the future before they expire; the ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings and cash flows; inflation and interest rates; and the factors listed in the "2007 Guidance" section of this press release. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2007 Guidance" and capital projections in the "Projected Capital Expenditures" section of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

**Note:** *Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

# ALLIANT ENERGY CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME

|  | Quarter Ended December 31, | | Year Ended December 31, | |
|  | **2006** | 2005 | **2006** | 2005 |
|---|---|---|---|---|
|  | (dollars in millions, except per share amounts) | | | |
| **Operating revenues:** | | | | |
| Utility: | | | | |
|   Electric | **$552.6** | $571.0 | **$2,443.0** | $2,320.6 |
|   Gas | **191.7** | 258.3 | **633.3** | 685.1 |
|   Other | **26.6** | 28.6 | **79.8** | 85.6 |
| Non-regulated | **70.4** | 48.9 | **203.3** | 188.3 |
|  | **841.3** | 906.8 | **3,359.4** | 3,279.6 |
| **Operating expenses:** | | | | |
| Utility: | | | | |
|   Electric production fuel and purchased power | **263.8** | 249.4 | **1,257.4** | 1,009.3 |
|   Cost of gas sold | **131.4** | 207.6 | **431.7** | 504.6 |
|   Other operation and maintenance | **171.9** | 195.9 | **622.3** | 698.5 |
| Non-regulated operation and maintenance | **75.6** | 43.4 | **184.9** | 170.0 |
| Depreciation and amortization | **65.5** | 78.6 | **261.4** | 320.3 |
| Taxes other than income taxes | **27.8** | 25.9 | **108.2** | 101.0 |
|  | **736.0** | 800.8 | **2,865.9** | 2,803.7 |
| **Operating income** | **105.3** | 106.0 | **493.5** | 475.9 |
| **Interest expense and other:** | | | | |
| Interest expense | **38.1** | 43.4 | **145.7** | 175.8 |
| Loss on early extinguishment of debt | **--** | 9.3 | **90.8** | 54.4 |
| Equity income from unconsolidated investments | **(10.1)** | (26.0) | **(45.5)** | (59.6) |
| Gain on sale of Alliant Energy New Zealand Ltd. stock | **(253.9)** | -- | **(253.9)** | -- |
| Asset valuation charges - Brazil investments | **--** | 198.2 | **--** | 334.3 |
| Allowance for funds used during construction | **(1.1)** | (1.8) | **(8.1)** | (10.0) |
| Preferred dividend requirements of subsidiaries | **4.7** | 4.7 | **18.7** | 18.7 |
| Interest income and other | **16.7** | (13.5) | **4.5** | (41.2) |
|  | **(205.6)** | 214.3 | **(47.8)** | 472.4 |
| **Income (loss) from continuing operations before income taxes** | **310.9** | (108.3) | **541.3** | 3.5 |
| **Income tax expense (benefit)** | **119.6** | (47.1) | **203.0** | (52.9) |
| **Income (loss) from continuing operations** | **191.3** | (61.2) | **338.3** | 56.4 |
| **Income (loss) from discontinued operations, net of tax** | **1.8** | (2.7) | **(22.6)** | (64.1) |
| **Net income (loss)** | **$193.1** | ($63.9) | **$315.7** | ($7.7) |
| **Average number of common shares outstanding (basic) (000s)** | **115,854** | 116,948 | **116,826** | 116,476 |
| **Earnings per average common share (basic):** | | | | |
| Income (loss) from continuing operations | **$1.65** | ($0.53) | **$2.90** | $0.48 |
| Income (loss) from discontinued operations | **0.02** | (0.02) | **(0.20)** | (0.55) |
| Net income (loss) | **$1.67** | ($0.55) | **$2.70** | ($0.07) |
| **Average number of common shares outstanding (diluted) (000s)** | **116,231** | 116,948 | **117,190** | 116,793 |
| **Earnings per average common share (diluted):** | | | | |
| Income (loss) from continuing operations | **$1.65** | ($0.53) | **$2.89** | $0.48 |
| Income (loss) from discontinued operations | **0.01** | (0.02) | **(0.20)** | (0.55) |
| Net income (loss) | **$1.66** | ($0.55) | **$2.69** | ($0.07) |
| **Dividends declared per common share** | **$0.2875** | $0.2625 | **$1.15** | $1.05 |

# ALLIANT ENERGY CORPORATION
## CONSOLIDATED BALANCE SHEETS

| ASSETS | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (in millions) | |
| **Property, plant and equipment:** | | |
| Utility: | | |
| Electric plant in service | $6,079.7 | $5,887.3 |
| Gas plant in service | 696.7 | 679.9 |
| Other plant in service | 459.1 | 508.5 |
| Accumulated depreciation | (2,811.6) | (2,741.7) |
| Net plant | 4,423.9 | 4,334.0 |
| Construction work in progress | 153.2 | 134.3 |
| Other, less accumulated depreciation (accum. depr.) | 4.4 | 3.2 |
| Total utility | 4,581.5 | 4,471.5 |
| Non-regulated and other: | | |
| Non-regulated Generation, less accum. depr. | 252.2 | 280.6 |
| Other non-regulated investments, less accum. depr. | 69.2 | 60.6 |
| Alliant Energy Corporate Services, Inc. and other, less accum. depr. | 42.0 | 53.5 |
| Total non-regulated and other | 363.4 | 394.7 |
| | 4,944.9 | 4,866.2 |
| | | |
| **Current assets:** | | |
| Cash and cash equivalents | 265.2 | 205.3 |
| Restricted cash | 3.7 | 19.4 |
| Accounts receivable: | | |
| Customer, less allowance for doubtful accounts | 127.4 | 171.8 |
| Unbilled utility revenues | 120.5 | 143.7 |
| Other, less allowance for doubtful accounts | 101.9 | 70.5 |
| Production fuel, at weighted average cost | 73.2 | 55.7 |
| Materials and supplies, at weighted average cost | 42.2 | 38.0 |
| Gas stored underground, at weighted average cost | 63.9 | 92.1 |
| Regulatory assets | 133.7 | 86.3 |
| Assets held for sale | 124.6 | 802.6 |
| Other | 117.5 | 98.0 |
| | 1,173.8 | 1,783.4 |
| | | |
| **Investments:** | | |
| Investment in American Transmission Company LLC | 166.2 | 152.4 |
| Investments in unconsolidated foreign entities | -- | 188.6 |
| Other | 61.7 | 89.1 |
| | 227.9 | 430.1 |
| | | |
| **Other assets:** | | |
| Regulatory assets | 508.7 | 349.2 |
| Deferred charges and other | 228.8 | 304.2 |
| | 737.5 | 653.4 |
| | | |
| **Total assets** | $7,084.1 | $7,733.1 |

# ALLIANT ENERGY CORPORATION
## CONSOLIDATED BALANCE SHEETS (Continued)

| CAPITALIZATION AND LIABILITIES | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (in millions, except per share and share amounts) | |
| **Capitalization:** | | |
| Common stock - $0.01 par value - authorized 240,000,000 shares; outstanding 116,126,599 and 117,035,793 shares | **$1.2** | $1.2 |
| Additional paid-in capital | **1,743.0** | 1,788.7 |
| Retained earnings | **923.6** | 742.3 |
| Accumulated other comprehensive loss | **(8.7)** | (84.6) |
| Shares in deferred compensation trust - 276,995 and 258,214 shares at a weighted average cost of $28.15 and $27.41 per share | **(7.8)** | (7.1) |
| Total common equity | **2,651.3** | 2,440.5 |
| | | |
| Cumulative preferred stock of subsidiaries, net | **243.8** | 243.8 |
| Long-term debt, net (excluding current portion) | **1,323.3** | 1,914.8 |
| | **4,218.4** | 4,599.1 |
| | | |
| **Current liabilities:** | | |
| Current maturities | **194.6** | 151.7 |
| Variable rate demand bonds | **--** | 39.1 |
| Commercial paper | **178.8** | 263.0 |
| Accounts payable | **296.6** | 355.3 |
| Regulatory liabilities | **67.8** | 96.2 |
| Accrued interest | **30.0** | 47.4 |
| Accrued taxes | **94.2** | 115.1 |
| Derivative liabilities | **88.0** | 24.2 |
| Liabilities held for sale | **11.4** | 328.2 |
| Other | **140.7** | 160.1 |
| | **1,102.1** | 1,580.3 |
| | | |
| **Other long-term liabilities and deferred credits:** | | |
| Deferred income taxes | **758.3** | 529.3 |
| Regulatory liabilities | **608.8** | 548.2 |
| Pension and other benefit obligations | **198.6** | 256.7 |
| Other | **193.0** | 215.0 |
| | **1,758.7** | 1,549.2 |
| | | |
| **Minority interest** | **4.9** | 4.5 |
| | | |
| **Total capitalization and liabilities** | **$7,084.1** | $7,733.1 |

**ALLIANT ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | Year Ended December 31, | |
|---|---|---|
| | **2006** | 2005 |
| **Continuing Operations:** | (in millions) | |
| **Cash flows from operating activities:** | | |
| Net income (loss) | $315.7 | ($7.7) |
| **Adjustments to reconcile net income (loss) to net cash flows from operating activities:** | | |
| Loss from discontinued operations, net of tax | 22.6 | 64.1 |
| Distributions from discontinued operations | - | 47.1 |
| Depreciation and amortization | 261.4 | 320.3 |
| Other amortizations | 44.0 | 60.1 |
| Deferred tax expense (benefit) and investment tax credits | 196.4 | (61.2) |
| Equity income from unconsolidated investments, net | (45.5) | (59.6) |
| Distributions from equity method investments | 28.9 | 35.8 |
| Loss on early extinguishment of debt | 90.8 | 54.4 |
| Gains on disposition of assets, net | (245.6) | (2.9) |
| Non-cash valuation charges | 0.5 | 338.0 |
| Currency transaction losses and other | 14.5 | (1.4) |
| **Other changes in assets and liabilities:** | | |
| Accounts receivable | 38.0 | (60.5) |
| Gas stored underground | 28.2 | (27.2) |
| Prepaid pension costs | (23.8) | 7.5 |
| Regulatory assets | (77.7) | 15.9 |
| Derivative assets | 21.4 | (25.0) |
| Accounts payable | (65.7) | 94.5 |
| Accrued taxes | (92.4) | 13.8 |
| Regulatory liabilities | (72.8) | (45.5) |
| Derivative liabilities | 65.1 | 16.3 |
| Deferred income taxes | 59.2 | (151.0) |
| Pension and other benefit obligations | (84.9) | 24.7 |
| Other | (57.6) | (50.3) |
| Net cash flows from operating activities | 420.7 | 600.2 |
| **Cash flows from (used for) investing activities:** | | |
| Construction and acquisition expenditures: | | |
| Utility business | (367.7) | (457.2) |
| Non-regulated businesses and other | (29.7) | (70.4) |
| Purchases of emission allowances | (9.7) | (70.7) |
| Sales of emission allowances | 35.1 | 74.0 |
| Proceeds from other asset sales | 797.0 | 123.6 |
| Purchases of securities within nuclear decommissioning trusts | (3.5) | (83.6) |
| Sales of securities within nuclear decommissioning trusts | 51.7 | 151.2 |
| Changes in restricted cash within nuclear decommissioning trusts | (19.0) | (21.1) |
| Capital repayments from discontinued operations, net | 3.5 | 30.0 |
| Other | 10.3 | 35.3 |
| Net cash flows from (used for) investing activities | 468.0 | (288.9) |
| **Cash flows used for financing activities:** | | |
| Common stock dividends | (134.4) | (121.9) |
| Repurchase of common stock | (105.1) | -- |
| Proceeds from issuance of common stock | 49.6 | 29.3 |
| Proceeds from issuance of long-term debt | 39.1 | 255.8 |
| Reductions in long-term debt | (535.9) | (571.9) |
| Net change in short-term borrowings | (14.9) | 180.0 |
| Debt repayment premiums | (83.0) | (50.4) |
| Net change in loans with discontinued operations | (14.5) | (15.6) |
| Other | (29.7) | (13.7) |
| Net cash flows used for financing activities | (828.8) | (308.4) |
| **Net increase in cash and cash equivalents** | 59.9 | 2.9 |
| **Cash and cash equivalents at beginning of period** | 205.3 | 202.4 |
| **Cash and cash equivalents at end of period** | $265.2 | $205.3 |
| **Discontinued Operations:** | | |
| Net cash flows used for operating activities | ($17.4) | ($34.8) |
| Net cash flows used for investing activities | (2.2) | (27.1) |
| Net cash flows from financing activities | 9.7 | 10.4 |
| Net decrease in cash and cash equivalents | (9.9) | (51.5) |
| Cash and cash equivalents classified as held for sale at beginning of period | 10.7 | 62.2 |
| Cash and cash equivalents classified as held for sale at end of period | $0.8 | $10.7 |

## KEY FINANCIAL STATISTICS

|  | December 31, | |
|---|---|---|
|  | **2006** | 2005 |
| Common shares outstanding (000s) | **116,127** | 117,036 |
| Book value per share | **$22.83** | $20.85 |
| Quarterly common dividend rate per share | **$0.2875** | $0.2625 |

## KEY OPERATING STATISTICS

|  | For the Quarter Ended December 31, | | For the Year Ended December 31, | |
|---|---|---|---|---|
|  | **2006** | 2005 | **2006** | 2005 |
| **Utility electric sales (000s of MWh) -** | | | | |
| Residential | **1,841** | 1,859 | **7,670** | 7,881 |
| Commercial | **1,540** | 1,512 | **6,187** | 6,110 |
| Industrial | **3,223** | 3,275 | **12,808** | 12,830 |
| Retail subtotal | **6,604** | 6,646 | **26,665** | 26,821 |
| Sales for resale: | | | | |
| Wholesale | **712** | 757 | **3,064** | 3,161 |
| Bulk power and other | **867** | 1,110 | **2,632** | 2,933 |
| Other | **45** | 42 | **171** | 173 |
| Total | **8,228** | 8,555 | **32,532** | 33,088 |
| **Utility electric customers (at December 31) -** | | | | |
| Residential | **855,948** | 849,845 | | |
| Commercial | **135,822** | 134,149 | | |
| Industrial | **3,064** | 3,044 | | |
| Other | **3,391** | 3,368 | | |
| Total | **998,225** | 990,406 | | |
| **Utility gas sold and transported (000s of Dth) -** | | | | |
| Residential | **8,947** | 9,314 | **26,406** | 28,554 |
| Commercial | **6,470** | 6,164 | **18,707** | 18,763 |
| Industrial | **1,405** | 1,501 | **4,498** | 4,406 |
| Retail subtotal | **16,822** | 16,979 | **49,611** | 51,723 |
| Interdepartmental | **707** | 734 | **2,468** | 6,959 |
| Transportation and other | **14,743** | 14,595 | **53,436** | 55,891 |
| Total | **32,272** | 32,308 | **105,515** | 114,573 |
| **Utility retail gas customers (at December 31) -** | | | | |
| Residential | **374,494** | 371,443 | | |
| Commercial | **46,319** | 46,153 | | |
| Industrial | **657** | 692 | | |
| Total | **421,470** | 418,288 | | |
| **Cooling degree days (CDDs) - *** | | | | |
| Cedar Rapids (IP&L) (actual/normal) | **7/2** | 13/2 | **332/379** | 406/379 |
| Madison (WP&L) (actual/normal) | **1/-** | 17/- | **284/248** | 421/248 |
| **Heating degree days (HDDs) - *** | | | | |
| Cedar Rapids (IP&L) (actual/normal) | **2,389/2,575** | 2,638/2,575 | **6,211/6,896** | 6,534/6,896 |
| Madison (WP&L) (actual/normal) | **2,429/2,625** | 2,631/2,625 | **6,499/7,197** | 6,796/7,197 |

\* Alliant Energy entered into weather derivatives based on CDDs and HDDs to reduce potential volatility on its margins from the impacts of weather during the months of June through August (based on CDDs) and November through March (based on HDDs).

| Margin increases (decreases) from net impacts of weather (millions) - | | | | |
|---|---|---|---|---|
| **Electric margins -** | | | | |
| Weather impacts on demand compared to normal weather | **($1)** | $2 | **($9)** | $12 |
| Gains (losses) from weather derivatives | **1** | - | **(5)** | (9) |
| Net weather impact | **$-** | $2 | **($14)** | $3 |
| **Gas margins -** | | | | |
| Weather impacts on retail demand compared to normal weather | **($2)** | $- | **($9)** | ($4) |
| Gains (losses) from weather derivatives | **1** | (2) | **7** | (2) |
| Net weather impact | **($1)** | ($2) | **($2)** | ($6) |